

July 3, 2007

<u>**Via Facsimile (617) 523-1231 and U.S. Mail**</u>

William P. Mayer
Goodwin Procter LLP
One Exchange Place
Boston, MA 02109

Re: Northway Financial Inc.
      Schedule 13E-3/A filed on June 19, 2007
      SEC File No. 5-78592

      PRRN14A filed on June 19, 2007
      SEC File No. 0-23129-33

Dear Mr. Mayer:

We have reviewed the amended filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in the revised proxy statement. References to "you" and its derivatives refer to Northway Financial, Inc.

1.   We note that you requested confidential treatment of certain portions of several exhibits filed with your last amendment to the Schedule 13E-3. A staff member will separately contact you by letter or by telephone regarding the processing of your confidential treatment request.

2.   Refer to comment 3 in our last comment letter. In response to that comment, you have added disclosure about additional reports prepared by Northeast Capital in connection with its analysis of this transaction. Where you reference the reports prepared by Northeast Capital other than the report dated April 9, 2007 included as an appendix to the proxy materials, furnish the statement regarding how shareholders may obtain them reports required by Item 1015(c) of Regulation M-A. Note in addition that such reports are filed as exhibits to the Schedule 13E-3/A and may therefore also be accessed via the EDGAR system on the SEC Web site at www.sec.gov.

3.   Comment 29 in our initial comment letter dated May 15, 2007 asked you to disclose certain projections provided to your fairness advisor in connection with its analysis of this transaction, along with the material assumptions underlying

those projections. We note that you have disclosed additional projections in response to that comment and follow-up comment 5 in our second comment letter, but we are unable to locate a discussion of the material assumptions upon which they are based. In this regard, the disclosure on page 17 of the revised proxy statement references the fact that management and the Board discussed with Northeast Capital the assumptions underlying the projections provided, but does not describe those specific assumptions in the disclosure document. Please revise to include them.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

We may have additional comments after reviewing your revised filings. If you would like to discuss these comments, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions